Exhibit 99.1

Freeline Announces 2022 Corporate Priorities and Guidance

Promising execution in the clinic with programs in hemophilia B, Fabry disease and Gaucher disease; potential to deliver transformative therapies driven by Freeline’s differentiated platform

Data anticipated across all programs by mid-2022

FLT180a B-LIEVE trial for hemophilia B launched in Q4 2021, one quarter ahead of latest guidance

FLT201 Phase 1/2 trial for Gaucher disease Type 1 on track for trial site initiation by year-end 2021; dosing in Q1 2022FLT190 MARVEL-1 trial for Fabry disease progressing in the clinic;

next patient expected to be dosed in H1 2022

Company continues to prioritize investments on the highest value activities; hones corporate focus with deprioritization of hemophilia A program and proposed 25% workforce reduction

LONDON, December 13, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative AAV-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today announced its 2022 corporate priorities and provided updated guidance.

“Today we are announcing a tightening of our focus to deliver on the promise of Freeline to advance therapies that have the highest potential to transform the lives of patients suffering from debilitating diseases. Leveraging our highly potent capsid and unique platform capabilities, we believe we can deliver best-in-class or first-in-class treatments, positioning Freeline for long-term success as a leader in gene therapy,” said Michael Parini, Chief Executive Officer of Freeline. “2021 was a transformational year at Freeline as we made progress across our three strategic priorities – execution, prioritization and innovation – to lay the foundation for success in 2022 and beyond.”

“Starting with execution, we are on track to initiate our Phase 1/2 dose-finding study of FLT201 in Gaucher disease by year-end, in line with prior guidance, and look forward to dosing the first patient in the first quarter of 2022. Our compelling preclinical data suggest that the potency of our AAVS3 capsid combined with our proprietary protein engineering positions FLT201 as a potentially transformative therapy for Gaucher disease Type 1, a serious, life-long disease with significant unmet medical need. FLT201 will be our third program in the clinic and is poised to be the first AAV gene therapy program for Gaucher disease Type 1 to enter the clinic.”

“We continue to make strong progress in hemophilia B, initiating our Phase 1/2 dose-confirmation B-LIEVE study one quarter ahead of latest guidance. We are rapidly advancing FLT180a for hemophilia B, having already identified a sufficient number of patients to fully enroll the trial via the ECLIPSE run-in study. We look forward to dosing patients in the first quarter of 2022. The most recent data we released at the American Society of Hematology (ASH) Annual Meeting strengthens our belief that FLT180a has the potential to be a best-in-class gene therapy treatment for hemophilia B.”

“We also will advance FLT190 for Fabry disease throughout 2022, with additional patients to be dosed and data expected through the year. Based on the encouraging data from the first two patients dosed in our ongoing MARVEL-1 trial, we continue to believe that FLT190 has the potential to deliver high levels of α-Gal A expression to keep Fabry patients off enzyme replacement therapy at relatively low doses compared to other treatments. We expect to dose the third patient in our ongoing clinical trial in the first half of 2022.”

Mr. Parini continued, “Successful execution of these programs requires focused and strategic allocation of resources. To drive continued advancement of FLT180a, FLT190 and FLT201, all of which have the potential to be first or best-in-class, Freeline has undertaken a detailed strategic review of our programs and operations. Following this review, the Company has decided to halt further development of our preclinical work for FLT210 in hemophilia A, given the additional work needed. Freeline will seek to explore potential third-party partnership opportunities to progress this important work, which will allow us to focus our time and resources on the programs most likely to return transformative benefits for patients.

“Today we also announced that, in an effort to streamline our operations, the Company is implementing an approximate 25% reduction in the size of our workforce. This change follows our program optimization and will enable us to better focus our time and resources on the highest value activities. We are confident these steps will create a more efficient and sustainable company, positioning Freeline for long-term success across its clinical programs and platform technology. I would like to express my sincere gratitude to our departing colleagues who are impacted by this decision. Their dedication and contributions have been invaluable to advancing our mission, and we will honor their work through continued focus on delivering our three core programs to the patients waiting for functional cures for their diseases.”

“We are excited about our programs and what’s to come in 2022. These decisions to focus our efforts will result in a reduction in operating expenses that extends our cash runway by an additional quarter to the second quarter of 2023 and provides a solid financial foundation to support the future success of our programs and Company. We are ready, with increased focus and commitment, to deliver the next generation of innovations for patients,” said Mr. Parini.

Recent Updates, Key 2022 Priorities and Program Guidance

Gaucher Disease Type 1

•	Phase 1/2 dose-finding trial of FLT201 on track to be initiated in Q4 2021.

•	The Company expects to dose two patients in the first dose cohort in the first half of 2022, with initial data expected in Q3 2022. Data from additional patients expected prior to year-end 2022.

Hemophilia B

•

Reported long-term follow-up data from its Phase 1/2 B-AMAZE dose-finding trial of FLT180a for the treatment of hemophilia B at the 63rd American Society of Hematology (ASH) Annual Meeting. Results suggest that a dose of 7.7e11 vg/kg, coupled with a short course of prophylactic immune management, has the potential to achieve durable factor IX (FIX) activity in the normal range (50-150%).

•

Initiated the B-LIEVE study, a Phase 1/2 dose-confirmation study of FLT180a manufactured at commercial scale and using a starting dose of 7.7e11 vg/kg and a short course of prophylactic immune management, in Q4 2021.

•	The Company expects to complete dosing of the first dose cohort in the B-LIEVE study and report data from the first dose cohort in the first half of 2022.

Fabry Disease

•

Reported data from the lowest dose cohort in MARVEL-1 trial of FLT190 for Fabry disease, demonstrating durable α-Gal A expression over two years in the first patient and promising activity with near normal α-Gal A levels in the second patient, who remains off enzyme replacement therapy more than 16 weeks post-dosing.

•

The Company expects to dose the third patient at the at 7.5e11 vg/kg dose level in H1 2022, with updated data from the first two patients dosed, and initial data from the third, in the first half of 2022. Escalation to next dose level is expected in H2 2022, along with updated data.

Corporate

The company intends to reduce expenses and extend its existing cash runway through a prioritization of its programs and reduction in workforce:

•

The Company expects to incur charges relating to its proposed workforce reduction between $2.1 and $2.6 million in the fourth quarter of 2021, which is expected to result in $1.3 to $1.6 million of cash expenditures in the first quarter of 2022 and $0.8 to $1.0 million of cash expenditures in the second quarter of 2022.

•	The Company estimates the proposed reduction in force will decrease aggregate cash expenditures by between $4.7 and $5.1 million in 2022 and between $7.0 and $7.6 million in 2023.

•	As a result of these initiatives, the Company expects its current level of cash and cash equivalents will enable the Company to fund its operating expenses into the second quarter of 2023.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the US.

About Hemophilia

Hemophilia is a genetic bleeding disorder caused by a deficiency in clotting factor protein that impairs blood clot formation. In hemophilia B, there is a deficiency of the clotting factor IX (nine) protein. Hemophilia B is an X-linked disease that mainly affects boys and men; however, women who carry an affected copy of the clotting factor gene may also experience symptoms. Hemophilia B affects about one in every 30,000 males. Hemophilia is classified as mild, moderate or severe, depending on the level of clotting factor VIII or IX in the blood and is diagnosed through blood tests.

About FLT180a for Hemophilia B

The Freeline hemophilia B program, FLT180a, uses a potent, rationally designed capsid (AAVS3) containing an expression cassette encoding a gain of function Padua variant of human factor IX (FIX). FLT180a was studied in B-AMAZE, a Phase 1/2 dose-finding trial in patients with severe and moderately severe hemophilia B with the goal of normalizing FIX activity. Patients treated in B-AMAZE are being followed in a long-term follow-up study. A Phase 1/2 dose-confirmation trial of FLT180a called B-LIEVE has been initiated.

About Fabry Disease

Fabry disease is a genetic lysosomal disease that leads to a deficiency in α-galactosidase A (α-Gal A), which is a key enzyme needed to break down a fatty substance called globotriaosylceramide (Gb3) and lyso-Gb3. Without the enzyme, this fatty substance builds up throughout the body, affecting tissues and organs including skin, kidneys, heart and the nervous system. Fabry disease occurs in all ethnic groups and is estimated to affect one in every 40,000 people. Freeline is currently focused on classic Fabry disease where patients have little to no functional α-Gal A enzyme. The current standard of care is lifelong intravenous infusions of enzyme replacement therapy (ERT) or pharmacological chaperone therapy (PCT). Certain treatments can carry a significant burden on the patient. The aim of Freeline’s investigational gene therapy program is to deliver a one-time treatment of a long-lasting gene therapy that will provide a sustained, therapeutically relevant level of α-Gal A that the Company believes would eliminate the need for ERT or PCT.

About FLT190 for Fabry Disease

FLT190 is an investigational AAV gene therapy in development as a potential treatment for patients with Fabry disease. FLT190 consists of a potent, rationally designed capsid (AAVS3) containing an expression cassette with a codon-optimized human α-Gal A cDNA under the control of a liver-specific promoter. The Company’s current MARVEL-1 Phase 1/2 dose-finding trial is evaluating the potential safety and efficacy of FLT190 in Fabry patients, who often have pre-existing cardiac manifestations due to underlying substrate accumulation and disease progression in the heart. The treatment is administered by intravenous infusion that lasts approximately one hour and does not require the patient to undergo stem cell harvest or conditioning with chemotherapy.

About Gaucher Disease

Gaucher disease is a genetic disorder in which a fatty substance called glucosylceramide accumulates in macrophages in certain organs due to the lack of functional glucocerebrosidase (GCase). The disorder is hereditary and presents in various subtypes. Freeline is currently focused on Gaucher disease Type 1, the most common type, which impacts the health of many organs of the body including the spleen, liver, blood system and bones. The current standard of care is intravenous infusion of ERT every two weeks, which is a significant treatment burden on the patient.

About FLT201 for Gaucher Disease

FLT201 is an investigational gene therapy for the treatment of Gaucher disease Type 1. It consists of a potent, rationally designed AAV capsid (AAVS3) containing an expression cassette that encodes for a novel glucocerebrosidase variant (GCasevar85) under the control of a liver-specific promoter. The GCasevar85 contains two novel amino acid substitutions to the wild-type human GCase, which results in a 20-fold increase in GCase half-life at lysosomal pH conditions, but similar catalytic parameters to those of wild-type GCase and ERT. The Company’s high-transducing AAVS3 capsid advances its goal to address unmet needs for those affected by Gaucher disease by potentially enabling sustained, endogenous production of GCase following a one-time intravenous infusion. The aim of Freeline’s investigational gene therapy program is to deliver a one-time treatment of a long-lasting gene therapy that will provide a sustained, therapeutically relevant level of endogenous GCase, thus eliminating the need for ERT.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, discussion of the Company’s strategies, anticipated operating and financial performance and financial condition; the Company’s expectations regarding its use of cash and cash runway; statements regarding the initiation, dosing, timing, progress and interim and final results of the Company’s clinical trials, including the Phase 1/2 B-LIEVE dose-confirmation clinical trial of FLT180a, the Phase 1/2 dose-finding clinical trial of FLT201 and the Phase 1/2 MARVEL-1 dose-finding clinical trial of FLT190, whether the Company has identified a sufficient number of patients to fully enroll the B-LIEVE trial; statements regarding the expected timing of regulatory filings; and manufacturing, research, pipeline, and clinical trial plans, including anticipated clinical development milestones for the Company’s product candidates. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contact

David S. Arrington

Vice President Investor Relations & Corporate Communications

Freeline Therapeutics

david.arrington@freeline.life

+1 (646) 668 6947